SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January , 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80
Company Registry (NIRE): 35300016831

MINTUES OF THE 880TH BOARD OF DIRECTORS’ MEETING

The members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Companhia”) held an extraordinary meeting on January 10, 2019, at 12:00 p.m., which was called and sent electronically by the Chairman of the Board of Directors, Mr. Mario Engler Pinto Junior, as provided for in the caput and Paragraph 6 of Article 13 of the Bylaws, and resolved on the following:

1.    Election of Executive Officers, pursuant to item II of Article 142 of Federal Law 6.404/76, for the remaining of the 2017-2019 term. The matter was instructed based on the Codec Letter 019/2019, dated 01/08/2019, Codec Opinion No. 003/2019, dated 01/08/2019, the Minutes of the 1st Meeting of the Eligibility and Advisory Committee of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, dated January 8, 2019, the Registration Files and curriculum of the nominees, documents that are filed in the electronic folder of the meeting. The Controlling Shareholder indicated to the Board of Directors: (i) Mr. Benedito Pinto Ferreira Braga Junior, to occupy the Chief Executive Officer position, due to the resignation of Mrs. Karla Bertocco Trindade, individual taxpayer (CPF) number 260.211.228-36, according to a resignation letter issued on 12/28/2018; (ii) Mr. Adriano Candido Stringhini, for the Corproate Management position, due to the dismissal of Mr. Augusto Bezana, individual taxpayer (CPF) number 259.446.618-28; and (iii) Mr. Ricardo Daruiz Borsari to occupy the Regional Systems Director position, due to the dismissal of Mr. João Cesar Queiroz Prado, individual taxpayer (CPF) number  035.505.338-10. The Board of Directors unanimously approved, in accordance with item II of Article 142 of Federal Law 6.404/76, the election of:

BENEDITO PINTO FERREIRA BRAGA JUNIOR, Brazilian, widower, civil engineer, holder of the personal ID card (RG) number 3,415,725-6 SSP / SP and individual taxpayer (CPF) number 550.602.698-68, with address at Rua Costa Carvalho, 300, Pinheiros, São Paulo - SP, CEP: 05429-000, to occupy the position of Chief Executive Officer of Sabesp for the remainder of the 2017-2019 term, which expires in June 2019, due to the resignation of Mrs. KARLA BERTOCCO TRINDADE, as per the resignation letter issued on 12/28/2018.

ADRIANO CANDIDO STRINGHINI, Brazilian, married, lawyer, holder of the personal ID card (RG) number 24.579.520-0 SSP/SP, and individual taxpayer (CPF) number 151.578.808-39, with address at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000, to occupy the position of  Corporate Management Director of Sabesp for the remainder of the 2017-2019 term, which expires in June 2019, due to the dismissal of Mr. AUGUSTO BEZANA.

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Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

RICARDO DARUIZ BORSARI, Brazilian, married, civil engineer, holder of the personal ID card (RG) number 5.447.247-7 SSP/SP, and individual taxpayer (CPF) number 003. 952.738-70, with address at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000, to occupy the position of Regional Systems Director of Sabesp for the remainder of the 2017-2019 term, which expires in June 2019, due to the dismissal of Mr. JOÃO CESAR QUEIROZ PRADO.

The Executive Officers shall carry out their functions with a unified mandate, in progress, in accordance with the Company's Bylaws. For compensation, the Company must comply with the strict terms of CODEC Resolution No. 001/2018, published in the Diário Oficial do Estado, on March 30, 2018, as resolved at the Ordinary and Extraordinary General Meetings held in 2018. In terms of declaration of assets, the applicable state regulations must be observed

The investitures must comply with the requirements, impediments and procedures provided for in the corporate law and other regulations in force, which must be verified at the time of taking office at the Company, and the expiration date must be signed, recorded in the proper book, accompanied by the clearing declaration. In addition, the investitures for the positions are conditioned to the assumption of a commitment with specific goals and results to be achieved, subject to approval by the Board of Directors, pursuant to Article 23 of Law 13.303/2016 and, pursuant to Paragraph 1 of Article 42 of the Bylaws. The terms of investitures are subject to the Arbitration clause of the Novo Mercado Regulation set forth in Article 52 of the Bylaws

2.    Appointment of the Chief Executive Officer as a member of the Board of Directors for the remainder of the 2018-2020 term, with subsequent ratification of the next General Meeting, pursuant to Paragraph 2 of Article 8 c.c. caput of Article 12 of the Bylaws and Article 150 of Federal Law 6,404/76. The matter was instructed according to the Codec Letter 019/2019, dated 01/08/2019, Codec Opinion No. 003/2019, dated 01/08/2019, the Minutes of the 1st Meeting of the Eligibility and Advisory Committee of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, dated January 8, 2019, the Personal Information Record and curriculum vitae, documents which are all filed in the electronic folder of the meeting. Given the election of Mr. BENEDITO PINTO FERREIRA BRAGA JUNIOR as Chief Executive Officer of Sabesp, and pursuant Paragraph 2 of Article 8º c.c. and Article 12 of the Bylaws, the election of Mr. BENEDITO PINTO FERREIRA BRAGA JUNIOR, Brazilian, widower, civil engineer, holder of the personal ID card (RG) number 3,415,725-6 SSP / SP and individual taxpayer (CPF) number 550.602.698-68, with address at Rua Costa Carvalho, 300, Pinheiros, São Paulo - SP, CEP: 05429-000 was unanimously approved to occupy, for the remaining of the 2018-2020 term, with the subsequent ratification of the next General Meeting, a position as a member of Sabesp's Board of Directors, pursuant to Paragraph 2 of Article 8 of the Bylaws, which stipulates that the CEO shall be a member of the Board of Directors, while holding such position.

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Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

The Members of the Board of Directors shall carry out their functions with a unified mandate, in progress, in accordance with the Company's Bylaws. For compensation, the Company must comply with the strict terms of CODEC Resolution No. 001/2018, published in the Diário Oficial do Estado, on March 30, 2018, as resolved at the Ordinary and Extraordinary General Meetings held in 2018. In terms of declaration of assets, the applicable state regulations must be observed

The investitures must comply with the requirements, impediments and procedures provided for in the corporate law and other regulations in force, which must be verified at the time of taking office at the Company, and the expiration date must be signed, recorded in the proper book, accompanied by the clearing declaration. Pursuant to Paragraph 1 of Article 42 of the Bylaws. The terms of investitures are subject to the Arbitration clause of the Novo Mercado Regulation set forth in Article 52 of the Bylaws

 (...)

Minutes signed by the Board of Directors: Mario Engler Pinto Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Lucas Navarro Prado, Luís Eduardo Alves de Assis, Reinaldo Guerreiro, Rogério Ceron de Oliveira and Sergio Ricardo Ciavolih Mota.

This is a free English translation of parts of the original minutes drawn up in the Company’s
Minutes Registration of Board of Directors’ Meetings.

São Paulo, January 17, 2019.

Mario Engler Pinto Junior	Marialve S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 21, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.